External Use Authorized 605 15 July 2001 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder ceased to be a substantial holder on 10 July 2025 The previous notice was given to the company on 29 April 2025 The previous notice was dated 29 April 2025 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected See Annexure A Vanguard Group now holds 4.996% of voting power 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 4. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA Signature Print ________Shawn Acker capacity Compliance Manager sign here date 15 July 2025 EXHIBIT 99.7

External Use Authorized 605 15 July 2001 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form. (2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (3) See the definition of "associate" in section 9 of the Corporations Act 2001. (4) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (6) The voting shares of a company constitute one class unless divided into separate classes. (7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 25-Apr-2025 The Vanguard Group, Inc. BUY 116.03 Ordinary Limited 1,105 1,105 25-Apr-2025 The Vanguard Group, Inc. BUY 45.71 Ordinary plc 3,385 3,385 25-Apr-2025 The Vanguard Group, Inc. BUY 45.50 Ordinary plc 425 425 25-Apr-2025 The Vanguard Group, Inc. BUY 116.03 Ordinary Limited 1,296 1,296 25-Apr-2025 The Vanguard Group, Inc. BUY 45.71 Ordinary plc 3,008 3,008 28-Apr-2025 The Vanguard Group, Inc. BUY 45.45 Ordinary plc 188 188 28-Apr-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 309 309 28-Apr-2025 The Vanguard Group, Inc. BUY 45.25 Ordinary plc 666 666 28-Apr-2025 The Vanguard Group, Inc. BUY 45.25 Ordinary plc 488 488 28-Apr-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 616 616 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary Limited 1,970 1,970 28-Apr-2025 The Vanguard Group, Inc. BUY 45.45 Ordinary plc 5,142 5,142 28-Apr-2025 The Vanguard Group, Inc. BUY 45.33 Ordinary plc 5,900 5,900 28-Apr-2025 The Vanguard Group, Inc. BUY 45.25 Ordinary plc 1,182 1,182 28-Apr-2025 The Vanguard Group, Inc. BUY 45.33 Ordinary plc 13,731 13,731 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary Limited 1,685 1,685 28-Apr-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary Limited 151 151 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary Limited 1,218 1,218 28-Apr-2025 The Vanguard Group, Inc. BUY 45.33 Ordinary plc 3,444 3,444 28-Apr-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary Limited 3,622 3,622 29-Apr-2025 The Vanguard Group, Inc. SELL 45.47 Ordinary plc (4,186) (4,186) 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary plc 160 160 29-Apr-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary Limited 996 996 29-Apr-2025 The Vanguard Group, Inc. BUY 45.52 Ordinary plc 888 888 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary plc 3,319 3,319 29-Apr-2025 The Vanguard Group, Inc. BUY 116.57 Ordinary Limited 128 128 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary plc 371 371 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary plc 7,956 7,956 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary plc 1,900 1,900 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary plc 5,794 5,794 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary plc 423 423 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary plc 8,283 8,283 30-Apr-2025 The Vanguard Group, Inc. BUY 116.80 Ordinary Limited 1,348 1,348 30-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 77 77 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary plc 205 205 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary plc 1,220 1,220 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary plc 993 993 30-Apr-2025 The Vanguard Group, Inc. BUY 116.75 Ordinary Limited 720 720 30-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 646 646 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary plc 418 418 1-May-2025 The Vanguard Group, Inc. BUY 115.90 Ordinary Limited 414 414 1-May-2025 The Vanguard Group, Inc. BUY 44.30 Ordinary plc 1,143 1,143 1-May-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 470 470 1-May-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 542 542 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 620 620 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 1,000 1,000 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 1,500 1,500 2-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary Limited 152 152 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 430 430 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 5,967 5,967 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 3,416 3,416 2-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary Limited 199 199 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 583 583 2-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary Limited 4,781 4,781 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary plc 12,494 12,494 2-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary plc (4,782) (4,782) 5-May-2025 The Vanguard Group, Inc. BUY 44.42 Ordinary plc 12,558 12,558 5-May-2025 The Vanguard Group, Inc. BUY 115.47 Ordinary Limited 3,350 3,350 5-May-2025 The Vanguard Group, Inc. BUY 116.30 Ordinary Limited 5,659 5,659 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary plc 236 236 6-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary Limited 294 294 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary plc 828 828 6-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary Limited 152 152 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary plc 430 430 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 3,594 3,594 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 7,787 7,787 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 1,675 1,675 6-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary Limited 53 53 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary plc 125 125 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 2,997 2,997 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 1,620 1,620 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 3,760 3,760 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 6,956 6,956 6-May-2025 The Vanguard Group, Inc. BUY 115.24 Ordinary Limited 4,214 4,214 6-May-2025 The Vanguard Group, Inc. BUY 44.66 Ordinary plc 13,792 13,792 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 402 402 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 1,809 1,809 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 1,142 1,142 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 5,139 5,139 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary plc 2,897 2,897 6-May-2025 The Vanguard Group, Inc. SELL 44.79 Ordinary plc (982) (982) 7-May-2025 The Vanguard Group, Inc. SELL 45.40 Ordinary plc (4,999) (4,999) 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 12,389 12,389 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 176 176 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 138 138 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 381 381 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 356 356 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 445 445 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 1,268 1,268 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 1,585 1,585 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 575 575 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 5,500 5,500 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 393 393 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 1,336 1,336 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 1,673 1,673 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 6,329 6,329 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 4,971 4,971 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 5,485 5,485 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 147 147 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 457 457 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 3,742 3,742 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 5,093 5,093 7-May-2025 The Vanguard Group, Inc. BUY 116.22 Ordinary Limited 670 670 7-May-2025 The Vanguard Group, Inc. BUY 45.26 Ordinary plc 1,119 1,119 7-May-2025 The Vanguard Group, Inc. BUY 116.22 Ordinary Limited 1,462 1,462 7-May-2025 The Vanguard Group, Inc. BUY 115.60 Ordinary Limited 394 394 7-May-2025 The Vanguard Group, Inc. BUY 115.60 Ordinary Limited 788 788 7-May-2025 The Vanguard Group, Inc. BUY 45.26 Ordinary plc 3,461 3,461 7-May-2025 The Vanguard Group, Inc. BUY 45.17 Ordinary plc 2,268 2,268 7-May-2025 The Vanguard Group, Inc. BUY 45.17 Ordinary plc 1,134 1,134 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary plc 266 266 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 392 392 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 46 46 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 147 147 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 1,104 1,104 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 414 414 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 127 127 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 9,135 9,135 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 43,676 43,676 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 11,279 11,279 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 1,514 1,514 8-May-2025 The Vanguard Group, Inc. BUY 44.59 Ordinary plc 17,400 17,400 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 64 64 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 121 121 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 543 543 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 2,223 2,223 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 7,480 7,480 8-May-2025 The Vanguard Group, Inc. BUY 115.74 Ordinary Limited 804 804 8-May-2025 The Vanguard Group, Inc. BUY 44.59 Ordinary plc 2,284 2,284 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary plc 15,691 15,691 9-May-2025 The Vanguard Group, Inc. BUY 114.98 Ordinary Limited 308 308 9-May-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary plc 3,402 3,402 9-May-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary Limited 1,685 1,685 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 9-May-2025 The Vanguard Group, Inc. BUY 114.98 Ordinary Limited 57 57 9-May-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary plc 220 220 9-May-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary plc 9,914 9,914 9-May-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary Limited 2,990 2,990 9-May-2025 The Vanguard Group, Inc. BUY 44.85 Ordinary plc 12,269 12,269 12-May-2025 The Vanguard Group, Inc. BUY 117.35 Ordinary Limited 178 178 12-May-2025 The Vanguard Group, Inc. BUY 46.62 Ordinary plc 534 534 12-May-2025 The Vanguard Group, Inc. BUY 47.47 Ordinary plc 927 927 12-May-2025 The Vanguard Group, Inc. BUY 117.35 Ordinary Limited 80 80 12-May-2025 The Vanguard Group, Inc. BUY 46.62 Ordinary plc 252 252 12-May-2025 The Vanguard Group, Inc. BUY 118.08 Ordinary Limited 1,458 1,458 12-May-2025 The Vanguard Group, Inc. BUY 46.62 Ordinary plc 11,760 11,760 12-May-2025 The Vanguard Group, Inc. BUY 46.72 Ordinary plc 3,384 3,384 12-May-2025 The Vanguard Group, Inc. SELL 46.62 Ordinary plc (4,941) (4,941) 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 343 343 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 147 147 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary plc 966 966 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary plc 414 414 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 308 308 13-May-2025 The Vanguard Group, Inc. BUY 119.30 Ordinary Limited 4,749 4,749 13-May-2025 The Vanguard Group, Inc. BUY 47.44 Ordinary plc 8,509 8,509 13-May-2025 The Vanguard Group, Inc. BUY 46.85 Ordinary plc 2,400 2,400 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 64 64 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary plc 116 116 13-May-2025 The Vanguard Group, Inc. BUY 120.42 Ordinary Limited 1,458 1,458 13-May-2025 The Vanguard Group, Inc. BUY 120.42 Ordinary Limited 405 405 13-May-2025 The Vanguard Group, Inc. BUY 46.85 Ordinary plc 3,384 3,384 13-May-2025 The Vanguard Group, Inc. BUY 46.85 Ordinary plc 940 940 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary plc 777 777 13-May-2025 The Vanguard Group, Inc. BUY 47.37 Ordinary plc 836 836 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary plc 2,787 2,787 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 18,946 18,946 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 502 502 14-May-2025 The Vanguard Group, Inc. SELL 120.49 Ordinary Limited (360) (360) 14-May-2025 The Vanguard Group, Inc. SELL 46.84 Ordinary plc (1,040) (1,040) 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 1,342 1,342 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 4,081 4,081 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 3,589 3,589 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 5,801 5,801 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 5,239 5,239 14-May-2025 The Vanguard Group, Inc. BUY 119.82 Ordinary Limited 1,324 1,324 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 205 205 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 650 650 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 3,360 3,360 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 4,086 4,086 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 9,734 9,734 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 386 386 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary plc 1,569 1,569 14-May-2025 The Vanguard Group, Inc. BUY 120.19 Ordinary Limited 1,337 1,337 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 47,571 47,571 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary Limited 245 245 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary plc 690 690 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary Limited 178 178 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary plc 500 500 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary plc 2,000 2,000 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary Limited 616 616 15-May-2025 The Vanguard Group, Inc. BUY 119.58 Ordinary Limited 2,050 2,050 15-May-2025 The Vanguard Group, Inc. BUY 46.61 Ordinary plc 5,384 5,384 15-May-2025 The Vanguard Group, Inc. BUY 121.35 Ordinary Limited 1,620 1,620 15-May-2025 The Vanguard Group, Inc. BUY 121.35 Ordinary Limited 243 243 15-May-2025 The Vanguard Group, Inc. BUY 47.11 Ordinary plc 3,760 3,760 15-May-2025 The Vanguard Group, Inc. BUY 47.11 Ordinary plc 564 564 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary plc 11,984 11,984 15-May-2025 The Vanguard Group, Inc. BUY 119.58 Ordinary Limited 670 670 15-May-2025 The Vanguard Group, Inc. BUY 46.72 Ordinary plc 321 321 15-May-2025 The Vanguard Group, Inc. BUY 46.89 Ordinary plc 2,209 2,209 15-May-2025 The Vanguard Group, Inc. BUY 119.45 Ordinary Limited 5,289 5,289 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary plc 150 150 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 409 409 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary plc 10,471 10,471 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary plc 4,741 4,741 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 85 85 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary plc 252 252 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 4,552 4,552 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary plc 9,489 9,489 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 2,697 2,697 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary plc 2,407 2,407 16-May-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary Limited 600 600 16-May-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary Limited 800 800 16-May-2025 The Vanguard Group, Inc. BUY 47.10 Ordinary plc 2,296 2,296 16-May-2025 The Vanguard Group, Inc. BUY 47.10 Ordinary plc 1,722 1,722 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 2,860 2,860 16-May-2025 The Vanguard Group, Inc. BUY 46.79 Ordinary plc 1,242 1,242 16-May-2025 The Vanguard Group, Inc. BUY 46.70 Ordinary plc 279 279 19-May-2025 The Vanguard Group, Inc. SELL 119.50 Ordinary Limited (7,713) (7,713) 19-May-2025 The Vanguard Group, Inc. BUY 120.86 Ordinary Limited 1,105 1,105 19-May-2025 The Vanguard Group, Inc. BUY 46.63 Ordinary plc 3,400 3,400 19-May-2025 The Vanguard Group, Inc. BUY 46.14 Ordinary plc 1,735 1,735 20-May-2025 The Vanguard Group, Inc. BUY 119.22 Ordinary Limited 196 196 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary plc 552 552 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary plc 575 575 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary plc 3,224 3,224 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary plc 16,970 16,970 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary plc 653 653 20-May-2025 The Vanguard Group, Inc. BUY 119.78 Ordinary Limited 969 969 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary plc 1,003 1,003 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary plc 4,859 4,859 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary plc 727 727 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary plc 1,164 1,164 20-May-2025 The Vanguard Group, Inc. BUY 46.66 Ordinary plc 1,095 1,095 21-May-2025 The Vanguard Group, Inc. BUY 119.56 Ordinary Limited 413 413 21-May-2025 The Vanguard Group, Inc. BUY 119.21 Ordinary Limited 5,354 5,354 21-May-2025 The Vanguard Group, Inc. BUY 118.40 Ordinary Limited 1,340 1,340 21-May-2025 The Vanguard Group, Inc. BUY 119.56 Ordinary Limited 230 230 21-May-2025 The Vanguard Group, Inc. BUY 46.52 Ordinary plc 627 627 21-May-2025 The Vanguard Group, Inc. BUY 118.40 Ordinary Limited 3,321 3,321 21-May-2025 The Vanguard Group, Inc. BUY 45.96 Ordinary plc 7,749 7,749 21-May-2025 The Vanguard Group, Inc. BUY 46.52 Ordinary plc 795 795 21-May-2025 The Vanguard Group, Inc. BUY 46.52 Ordinary plc 1,788 1,788 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 219 219 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 245 245 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 196 196 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 414 414 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 1,143 1,143 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 552 552 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 690 690 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 1,310 1,310 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 1,768 1,768 22-May-2025 The Vanguard Group, Inc. BUY 46.39 Ordinary plc 4,160 4,160 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 107 107 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 364 364 22-May-2025 The Vanguard Group, Inc. BUY 118.83 Ordinary Limited 1,296 1,296 22-May-2025 The Vanguard Group, Inc. BUY 45.80 Ordinary plc 3,024 3,024 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary plc 796 796 22-May-2025 The Vanguard Group, Inc. BUY 118.83 Ordinary Limited 400 400 22-May-2025 The Vanguard Group, Inc. BUY 45.80 Ordinary plc 1,148 1,148 22-May-2025 The Vanguard Group, Inc. BUY 46.26 Ordinary plc 766 766 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary plc 142 142 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary plc 1,725 1,725 23-May-2025 The Vanguard Group, Inc. BUY 117.11 Ordinary Limited 1,105 1,105 23-May-2025 The Vanguard Group, Inc. BUY 45.69 Ordinary plc 3,400 3,400 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary plc 3,201 3,201 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary plc 4,937 4,937 23-May-2025 The Vanguard Group, Inc. SELL 45.48 Ordinary plc (53,488) (53,488) 23-May-2025 The Vanguard Group, Inc. SELL 45.51 Ordinary plc (4,062) (4,062) 23-May-2025 The Vanguard Group, Inc. SELL 45.64 Ordinary plc (1,517) (1,517) 23-May-2025 The Vanguard Group, Inc. BUY 117.11 Ordinary Limited 1,600 1,600 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary plc 1,075 1,075 23-May-2025 The Vanguard Group, Inc. BUY 45.69 Ordinary plc 4,576 4,576 23-May-2025 The Vanguard Group, Inc. SELL 45.48 Ordinary plc (94,160) (94,160) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-May-2025 The Vanguard Group, Inc. SELL 45.51 Ordinary plc (7,150) (7,150) 23-May-2025 The Vanguard Group, Inc. SELL 45.64 Ordinary plc (2,669) (2,669) 23-May-2025 The Vanguard Group, Inc. BUY 117.00 Ordinary Limited 2,640 2,640 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary plc 2,458 2,458 23-May-2025 The Vanguard Group, Inc. SELL 45.48 Ordinary plc (42,426) (42,426) 23-May-2025 The Vanguard Group, Inc. SELL 45.51 Ordinary plc (3,221) (3,221) 23-May-2025 The Vanguard Group, Inc. SELL 45.64 Ordinary plc (1,203) (1,203) 27-May-2025 The Vanguard Group, Inc. BUY 115.25 Ordinary Limited 616 616 27-May-2025 The Vanguard Group, Inc. BUY 44.99 Ordinary plc 1,792 1,792 27-May-2025 The Vanguard Group, Inc. BUY 44.99 Ordinary plc 575 575 27-May-2025 The Vanguard Group, Inc. BUY 115.25 Ordinary Limited 1,848 1,848 27-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary plc (614) (614) 27-May-2025 The Vanguard Group, Inc. SELL 45.09 Ordinary plc (944) (944) 27-May-2025 The Vanguard Group, Inc. SELL 45.03 Ordinary plc (5,317) (5,317) 27-May-2025 The Vanguard Group, Inc. SELL 45.03 Ordinary plc (9,143) (9,143) 27-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary plc (1,057) (1,057) 27-May-2025 The Vanguard Group, Inc. SELL 45.09 Ordinary plc (1,624) (1,624) 27-May-2025 The Vanguard Group, Inc. SELL 45.14 Ordinary plc (417) (417) 27-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary plc (488) (488) 27-May-2025 The Vanguard Group, Inc. SELL 45.09 Ordinary plc (749) (749) 27-May-2025 The Vanguard Group, Inc. SELL 45.03 Ordinary plc (4,218) (4,218) 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 49 49 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary plc 138 138 28-May-2025 The Vanguard Group, Inc. BUY 114.08 Ordinary Limited 332 332 28-May-2025 The Vanguard Group, Inc. BUY 44.42 Ordinary plc 296 296 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary plc 7,597 7,597 28-May-2025 The Vanguard Group, Inc. SELL 44.60 Ordinary plc (428) (428) 28-May-2025 The Vanguard Group, Inc. SELL 44.72 Ordinary plc (2,941) (2,941) 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 426 426 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary plc 1,205 1,205 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary plc 4,320 4,320 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 504 504 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 1,077 1,077 28-May-2025 The Vanguard Group, Inc. SELL 44.72 Ordinary plc (5,056) (5,056) 28-May-2025 The Vanguard Group, Inc. SELL 44.60 Ordinary plc (737) (737) 28-May-2025 The Vanguard Group, Inc. SELL 44.60 Ordinary plc (339) (339) 28-May-2025 The Vanguard Group, Inc. SELL 44.72 Ordinary plc (2,333) (2,333) 28-May-2025 The Vanguard Group, Inc. SELL 114.68 Ordinary Limited (327,126) (327,126) 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary plc 149 149 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary Limited 196 196 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary plc 552 552 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary Limited 76 76 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary plc 250 250 29-May-2025 The Vanguard Group, Inc. BUY 113.47 Ordinary Limited 1,685 1,685 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary Limited 96 96 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary plc 252 252 30-May-2025 The Vanguard Group, Inc. SELL 112.66 Ordinary Limited (3,277) (3,277) 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 12,688 12,688 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 86 86 30-May-2025 The Vanguard Group, Inc. BUY 112.66 Ordinary Limited 80 80 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 23,427 23,427 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 4,364 4,364 30-May-2025 The Vanguard Group, Inc. BUY 43.92 Ordinary plc 18,724 18,724 30-May-2025 The Vanguard Group, Inc. BUY 112.66 Ordinary Limited 139 139 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 402 402 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 709 709 30-May-2025 The Vanguard Group, Inc. BUY 112.82 Ordinary Limited 603 603 30-May-2025 The Vanguard Group, Inc. BUY 43.92 Ordinary plc 1,716 1,716 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 9,334 9,334 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary plc 1,419 1,419 2-Jun-2025 The Vanguard Group, Inc. SELL 110.75 Ordinary Limited (7,056) (7,056) 2-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary Limited 147 147 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary plc 414 414 2-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary Limited 228 228 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary plc 750 750 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary plc 1,000 1,000 2-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary Limited 75 75 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary plc 220 220 2-Jun-2025 The Vanguard Group, Inc. BUY 111.63 Ordinary Limited 4,098 4,098 2-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary plc 10,578 10,578 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 2-Jun-2025 The Vanguard Group, Inc. BUY 112.00 Ordinary Limited 1,005 1,005 2-Jun-2025 The Vanguard Group, Inc. BUY 44.00 Ordinary plc 2,870 2,870 3-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary Limited 147 147 3-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary Limited 276 276 3-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary Limited 345 345 3-Jun-2025 The Vanguard Group, Inc. BUY 43.38 Ordinary plc 414 414 3-Jun-2025 The Vanguard Group, Inc. BUY 43.38 Ordinary plc 508 508 3-Jun-2025 The Vanguard Group, Inc. BUY 43.38 Ordinary plc 635 635 3-Jun-2025 The Vanguard Group, Inc. BUY 43.48 Ordinary plc 9,648 9,648 3-Jun-2025 The Vanguard Group, Inc. BUY 110.34 Ordinary Limited 1,328 1,328 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary plc 500 500 4-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary Limited 387 387 4-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary Limited 4,893 4,893 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary plc 6,969 6,969 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary plc 5,129 5,129 4-Jun-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary Limited 1,655 1,655 4-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary Limited 754 754 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary plc 2,185 2,185 4-Jun-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary Limited 404 404 4-Jun-2025 The Vanguard Group, Inc. BUY 43.28 Ordinary plc 1,150 1,150 4-Jun-2025 The Vanguard Group, Inc. BUY 110.50 Ordinary Limited 361 361 4-Jun-2025 The Vanguard Group, Inc. BUY 43.46 Ordinary plc 337 337 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 392 392 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 294 294 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary plc 1,104 1,104 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary plc 828 828 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary plc 500 500 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 154 154 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary plc 450 450 5-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary Limited 2,979 2,979 5-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary Limited 993 993 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 188 188 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary plc 537 537 5-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary Limited 1,010 1,010 5-Jun-2025 The Vanguard Group, Inc. BUY 43.49 Ordinary plc 2,865 2,865 6-Jun-2025 The Vanguard Group, Inc. BUY 109.60 Ordinary Limited 64 64 6-Jun-2025 The Vanguard Group, Inc. BUY 43.56 Ordinary plc 108 108 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary plc 414 414 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary plc 1,518 1,518 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary plc 1,656 1,656 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary plc 400 400 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary plc 483 483 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 828 828 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 759 759 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 207 207 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 276 276 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary plc 552 552 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary plc 1,000 1,000 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 171 171 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary plc 551 551 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 648 648 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary plc 811 811 10-Jun-2025 The Vanguard Group, Inc. BUY 109.38 Ordinary Limited 1,010 1,010 10-Jun-2025 The Vanguard Group, Inc. BUY 43.94 Ordinary plc 2,875 2,875 11-Jun-2025 The Vanguard Group, Inc. SELL 109.38 Ordinary Limited (8,654) (8,654) 11-Jun-2025 The Vanguard Group, Inc. BUY 43.51 Ordinary plc 250 250 11-Jun-2025 The Vanguard Group, Inc. BUY 109.66 Ordinary Limited 740 740 11-Jun-2025 The Vanguard Group, Inc. BUY 43.24 Ordinary plc 1,100 1,100 11-Jun-2025 The Vanguard Group, Inc. SELL 109.66 Ordinary Limited (11,288) (11,288) 11-Jun-2025 The Vanguard Group, Inc. SELL 109.66 Ordinary Limited (3,320) (3,320) 11-Jun-2025 The Vanguard Group, Inc. SELL 43.51 Ordinary plc (4,651) (4,651) 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary Limited 552 552 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary Limited 69 69 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary plc 1,104 1,104 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary plc 138 138 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary plc 500 500 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary Limited 259 259 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary plc 765 765 13-Jun-2025 The Vanguard Group, Inc. SELL 106.38 Ordinary Limited (12,490) (12,490) 13-Jun-2025 The Vanguard Group, Inc. BUY 42.89 Ordinary plc 147 147 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-Jun-2025 The Vanguard Group, Inc. SELL 106.38 Ordinary Limited (78) (78) 13-Jun-2025 The Vanguard Group, Inc. BUY 42.89 Ordinary plc 575 575 13-Jun-2025 The Vanguard Group, Inc. BUY 42.89 Ordinary plc 1,000 1,000 13-Jun-2025 The Vanguard Group, Inc. SELL 106.26 Ordinary Limited (5,994) (5,994) 13-Jun-2025 The Vanguard Group, Inc. BUY 106.26 Ordinary Limited 995 995 13-Jun-2025 The Vanguard Group, Inc. BUY 42.64 Ordinary plc 2,895 2,895 13-Jun-2025 The Vanguard Group, Inc. SELL 42.89 Ordinary plc (4,635) (4,635) 17-Jun-2025 The Vanguard Group, Inc. BUY 42.53 Ordinary plc 500 500 17-Jun-2025 The Vanguard Group, Inc. BUY 107.15 Ordinary Limited 343 343 17-Jun-2025 The Vanguard Group, Inc. BUY 42.53 Ordinary plc 985 985 18-Jun-2025 The Vanguard Group, Inc. BUY 105.70 Ordinary Limited 1,326 1,326 18-Jun-2025 The Vanguard Group, Inc. BUY 42.32 Ordinary plc 4,086 4,086 18-Jun-2025 The Vanguard Group, Inc. SELL 105.70 Ordinary Limited (4,355) (4,355) 18-Jun-2025 The Vanguard Group, Inc. BUY 106.00 Ordinary Limited 72 72 18-Jun-2025 The Vanguard Group, Inc. BUY 42.41 Ordinary plc 124 124 19-Jun-2025 The Vanguard Group, Inc. SELL 103.55 Ordinary Limited (774) (774) 19-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary plc 167 167 20-Jun-2025 The Vanguard Group, Inc. BUY 41.49 Ordinary plc 1,056 1,056 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (476) (476) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 35 35 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (8,996) (8,996) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (9) (9) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (48,735) (48,735) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (47) (47) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (10,759) (10,759) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (10) (10) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 2,631 2,631 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (3,436) (3,436) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (3) (3) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 1,880 1,880 20-Jun-2025 The Vanguard Group, Inc. BUY 101.62 Ordinary Limited 442 442 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (50) (50) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (53,048) (53,048) 20-Jun-2025 The Vanguard Group, Inc. BUY 41.52 Ordinary plc 1,352 1,352 20-Jun-2025 The Vanguard Group, Inc. SELL 102.17 Ordinary Limited (1,975) (1,975) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (14) (14) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (14,786) (14,786) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (145) (145) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (153,135) (153,135) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 6,298 6,298 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (182) (182) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (191,843) (191,843) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (53) (53) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (55,591) (55,591) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 3,655 3,655 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 137 137 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (1) (1) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (643) (643) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (316) (316) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (334,234) (334,234) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (166) (166) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (176,274) (176,274) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (4) (4) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (3,670) (3,670) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (11) (11) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (11,680) (11,680) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (27) (27) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (28,209) (28,209) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (4) (4) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (4,908) (4,908) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (14) (14) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary plc (15,332) (15,332) 23-Jun-2025 The Vanguard Group, Inc. BUY 41.85 Ordinary plc 1,665 1,665 23-Jun-2025 The Vanguard Group, Inc. BUY 102.76 Ordinary Limited 1,115 1,115 23-Jun-2025 The Vanguard Group, Inc. BUY 42.28 Ordinary plc 3,300 3,300 23-Jun-2025 The Vanguard Group, Inc. BUY 102.76 Ordinary Limited 984 984 23-Jun-2025 The Vanguard Group, Inc. BUY 42.28 Ordinary plc 1,092 1,092 23-Jun-2025 The Vanguard Group, Inc. BUY 101.83 Ordinary Limited 60 60 23-Jun-2025 The Vanguard Group, Inc. BUY 41.85 Ordinary plc 161 161 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary Limited 1,115 1,115 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary plc 3,300 3,300 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary Limited 865 865 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary plc 915 915 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary plc 163 163 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary Limited 975 975 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary plc 2,765 2,765 24-Jun-2025 The Vanguard Group, Inc. BUY 105.70 Ordinary Limited 303 303 24-Jun-2025 The Vanguard Group, Inc. BUY 42.22 Ordinary plc 616 616 25-Jun-2025 The Vanguard Group, Inc. BUY 41.24 Ordinary plc 119 119 25-Jun-2025 The Vanguard Group, Inc. BUY 41.24 Ordinary plc 480 480 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 6,013 6,013 25-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary plc 4,656 4,656 25-Jun-2025 The Vanguard Group, Inc. BUY 104.84 Ordinary Limited 2,555 2,555 25-Jun-2025 The Vanguard Group, Inc. BUY 41.60 Ordinary plc 92,413 92,413 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 281 281 25-Jun-2025 The Vanguard Group, Inc. BUY 41.24 Ordinary plc 720 720 25-Jun-2025 The Vanguard Group, Inc. BUY 103.95 Ordinary Limited 2,400 2,400 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 11,963 11,963 25-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary plc 5,820 5,820 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 4,482 4,482 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 599 599 25-Jun-2025 The Vanguard Group, Inc. BUY 103.95 Ordinary Limited 392 392 25-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary plc 1,112 1,112 25-Jun-2025 The Vanguard Group, Inc. SELL 41.24 Ordinary plc (951) (951) 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary plc 9,628 9,628 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary plc 100 100 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 154 154 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary plc 424 424 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary Limited 892 892 26-Jun-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary plc 2,640 2,640 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary Limited 835 835 26-Jun-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary plc 1,045 1,045 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 5,574 5,574 26-Jun-2025 The Vanguard Group, Inc. BUY 42.11 Ordinary plc 67,250 67,250 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 85 85 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary plc 214 214 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary Limited 1,600 1,600 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 11,401 11,401 26-Jun-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary plc 3,880 3,880 26-Jun-2025 The Vanguard Group, Inc. BUY 104.16 Ordinary Limited 1,159 1,159 26-Jun-2025 The Vanguard Group, Inc. BUY 104.16 Ordinary Limited 3,239 3,239 26-Jun-2025 The Vanguard Group, Inc. BUY 42.45 Ordinary plc 5,694 5,694 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary plc 350 350 26-Jun-2025 The Vanguard Group, Inc. SELL 104.17 Ordinary Limited (482) (482) 27-Jun-2025 The Vanguard Group, Inc. BUY 42.82 Ordinary plc 113 113 27-Jun-2025 The Vanguard Group, Inc. BUY 42.82 Ordinary plc 1,665 1,665 27-Jun-2025 The Vanguard Group, Inc. BUY 108.97 Ordinary Limited 94 94 27-Jun-2025 The Vanguard Group, Inc. BUY 42.82 Ordinary plc 195 195 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary Limited 2,000 2,000 27-Jun-2025 The Vanguard Group, Inc. BUY 42.76 Ordinary plc 4,850 4,850 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary Limited 970 970 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary Limited 970 970 27-Jun-2025 The Vanguard Group, Inc. BUY 42.76 Ordinary plc 2,775 2,775 27-Jun-2025 The Vanguard Group, Inc. BUY 42.76 Ordinary plc 2,775 2,775 30-Jun-2025 The Vanguard Group, Inc. BUY 107.56 Ordinary Limited 1,826 1,826 30-Jun-2025 The Vanguard Group, Inc. BUY 42.40 Ordinary plc 2,354 2,354 30-Jun-2025 The Vanguard Group, Inc. SELL 42.45 Ordinary plc (51,413) (51,413) 30-Jun-2025 The Vanguard Group, Inc. BUY 42.45 Ordinary plc 11,134 11,134 30-Jun-2025 The Vanguard Group, Inc. SELL 42.48 Ordinary plc (7,802) (7,802) 30-Jun-2025 The Vanguard Group, Inc. BUY 42.45 Ordinary plc 520 520 30-Jun-2025 The Vanguard Group, Inc. SELL 42.48 Ordinary plc (36,953) (36,953) 1-Jul-2025 The Vanguard Group, Inc. BUY 42.64 Ordinary plc 5,579 5,579 1-Jul-2025 The Vanguard Group, Inc. SELL 106.12 Ordinary Limited (152) (152) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.64 Ordinary plc (430) (430) 1-Jul-2025 The Vanguard Group, Inc. BUY 42.14 Ordinary plc 435 435 1-Jul-2025 The Vanguard Group, Inc. BUY 105.98 Ordinary Limited 1,631 1,631 1-Jul-2025 The Vanguard Group, Inc. SELL 42.28 Ordinary plc (6,394) (6,394) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.52 Ordinary plc (7,310) (7,310) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.28 Ordinary plc (30,285) (30,285) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.52 Ordinary plc (34,624) (34,624) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 2-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary Limited 275 275 2-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary Limited 220 220 2-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary Limited 385 385 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary plc 855 855 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary plc 1,197 1,197 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary plc 1,386 1,386 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary plc 684 684 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary plc 114 114 2-Jul-2025 The Vanguard Group, Inc. SELL 43.54 Ordinary plc (11,618) (11,618) 2-Jul-2025 The Vanguard Group, Inc. BUY 106.18 Ordinary Limited 3,245 3,245 2-Jul-2025 The Vanguard Group, Inc. BUY 43.28 Ordinary plc 3,439 3,439 2-Jul-2025 The Vanguard Group, Inc. BUY 106.18 Ordinary Limited 313 313 2-Jul-2025 The Vanguard Group, Inc. BUY 43.08 Ordinary plc 344 344 2-Jul-2025 The Vanguard Group, Inc. SELL 43.54 Ordinary plc (55,025) (55,025) 3-Jul-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary plc 54 54 3-Jul-2025 The Vanguard Group, Inc. BUY 110.65 Ordinary Limited 1,191 1,191 3-Jul-2025 The Vanguard Group, Inc. BUY 43.05 Ordinary plc 3,468 3,468 3-Jul-2025 The Vanguard Group, Inc. BUY 110.25 Ordinary Limited 328 328 3-Jul-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary plc 832 832 3-Jul-2025 The Vanguard Group, Inc. BUY 110.65 Ordinary Limited 1,200 1,200 3-Jul-2025 The Vanguard Group, Inc. BUY 43.05 Ordinary plc 3,366 3,366 4-Jul-2025 The Vanguard Group, Inc. BUY 108.80 Ordinary Limited 63 63 4-Jul-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary plc 216 216 7-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 89 89 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary plc 257 257 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary plc 1,920 1,920 7-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 76 76 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary plc 198 198 7-Jul-2025 The Vanguard Group, Inc. SELL 42.56 Ordinary plc (40,185) (40,185) 7-Jul-2025 The Vanguard Group, Inc. BUY 108.25 Ordinary Limited 2,779 2,779 7-Jul-2025 The Vanguard Group, Inc. BUY 42.18 Ordinary plc 8,092 8,092 7-Jul-2025 The Vanguard Group, Inc. BUY 42.18 Ordinary plc 16,296 16,296 7-Jul-2025 The Vanguard Group, Inc. BUY 108.25 Ordinary Limited 600 600 7-Jul-2025 The Vanguard Group, Inc. BUY 42.18 Ordinary plc 1,686 1,686 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary plc 3,890 3,890 8-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 76 76 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary plc 198 198 8-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary Limited 1,779 1,779 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 1,115 1,115 8-Jul-2025 The Vanguard Group, Inc. BUY 42.78 Ordinary plc 3,420 3,420 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary plc 3,305 3,305 8-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary Limited 4,041 4,041 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 2,779 2,779 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 2,382 2,382 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary plc 8,092 8,092 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary plc 6,936 6,936 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary plc 1,984 1,984 8-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary Limited 2,164 2,164 8-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 56 56 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary plc 103 103 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 1,680 1,680 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary plc 3,780 3,780 8-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 356 356 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary plc 344 344 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary plc 464 464 9-Jul-2025 The Vanguard Group, Inc. BUY 107.59 Ordinary Limited 92 92 9-Jul-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary plc 555 555 9-Jul-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary plc 2,220 2,220 9-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 4,321 4,321 9-Jul-2025 The Vanguard Group, Inc. BUY 42.79 Ordinary plc 10,747 10,747 9-Jul-2025 The Vanguard Group, Inc. SELL 108.44 Ordinary Limited (1,014) (1,014) 9-Jul-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary plc 138 138 9-Jul-2025 The Vanguard Group, Inc. BUY 108.44 Ordinary Limited 1,000 1,000 9-Jul-2025 The Vanguard Group, Inc. BUY 42.91 Ordinary plc 2,800 2,800 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary plc 216 216 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 275 275 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary plc 855 855 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 76 76 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary plc 198 198 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 133 133 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary plc 277 277 24-Apr-2025 Vanguard Investments Australia Ltd. BUY 114.92 Ordinary Limited 2,716 2,716 28-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.00 Ordinary Limited 2,716 2,716 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary Limited 7,015 7,015 29-Apr-2025 Vanguard Investments Australia Ltd. SELL 116.56 Ordinary Limited (6,710) (6,710) 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary Limited 679 679 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary Limited 2,716 2,716 29-Apr-2025 Vanguard Investments Australia Ltd. SELL 116.56 Ordinary Limited (3,395) (3,395) 30-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 6,936 6,936 30-Apr-2025 Vanguard Investments Australia Ltd. BUY 44.47 Ordinary plc 2,096 2,096 1-May-2025 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary Limited 2,716 2,716 1-May-2025 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary Limited 2,037 2,037 2-May-2025 Vanguard Investments Australia Ltd. BUY 116.66 Ordinary Limited 2,037 2,037 2-May-2025 Vanguard Investments Australia Ltd. BUY 45.02 Ordinary plc 2,755 2,755 2-May-2025 Vanguard Investments Australia Ltd. BUY 45.02 Ordinary plc 1,043 1,043 5-May-2025 Vanguard Investments Australia Ltd. BUY 115.59 Ordinary Limited 2,135 2,135 6-May-2025 Vanguard Investments Australia Ltd. BUY 115.26 Ordinary Limited 4,074 4,074 8-May-2025 Vanguard Investments Australia Ltd. BUY 116.08 Ordinary Limited 1,216 1,216 8-May-2025 Vanguard Investments Australia Ltd. BUY 116.08 Ordinary Limited 4,710 4,710 8-May-2025 Vanguard Investments Australia Ltd. BUY 115.91 Ordinary Limited 4,378 4,378 9-May-2025 Vanguard Investments Australia Ltd. BUY 114.98 Ordinary Limited 3,405 3,405 12-May-2025 Vanguard Investments Australia Ltd. BUY 117.35 Ordinary Limited 2,121 2,121 13-May-2025 Vanguard Investments Australia Ltd. BUY 119.85 Ordinary Limited 2,732 2,732 14-May-2025 Vanguard Investments Australia Ltd. BUY 120.49 Ordinary Limited 2,732 2,732 14-May-2025 Vanguard Investments Australia Ltd. BUY 120.49 Ordinary Limited 2,732 2,732 15-May-2025 Vanguard Investments Australia Ltd. BUY 120.02 Ordinary Limited 1,818 1,818 16-May-2025 Vanguard Investments Australia Ltd. BUY 121.05 Ordinary Limited 2,049 2,049 19-May-2025 Vanguard Investments Australia Ltd. BUY 119.46 Ordinary Limited 3,415 3,415 21-May-2025 Vanguard Investments Australia Ltd. BUY 119.56 Ordinary Limited 1,366 1,366 23-May-2025 Vanguard Investments Australia Ltd. BUY 117.00 Ordinary Limited 2,049 2,049 26-May-2025 Vanguard Investments Australia Ltd. BUY 115.21 Ordinary Limited 2,732 2,732 26-May-2025 Vanguard Investments Australia Ltd. BUY 115.21 Ordinary Limited 4,781 4,781 27-May-2025 Vanguard Investments Australia Ltd. BUY 115.25 Ordinary Limited 1,366 1,366 28-May-2025 Vanguard Investments Australia Ltd. BUY 114.17 Ordinary Limited 1,520 1,520 28-May-2025 Vanguard Investments Australia Ltd. SELL 114.17 Ordinary Limited (2,732) (2,732) 29-May-2025 Vanguard Investments Australia Ltd. BUY 113.39 Ordinary Limited 2,049 2,049 30-May-2025 Vanguard Investments Australia Ltd. BUY 112.66 Ordinary Limited 2,745 2,745 30-May-2025 Vanguard Investments Australia Ltd. BUY 44.02 Ordinary plc 5,157 5,157 2-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.75 Ordinary Limited 2,135 2,135 2-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.75 Ordinary Limited 1,366 1,366 3-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.02 Ordinary Limited 2,745 2,745 4-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.68 Ordinary Limited 3,415 3,415 5-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.01 Ordinary Limited 2,754 2,754 5-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.01 Ordinary Limited 2,732 2,732 5-Jun-2025 Vanguard Investments Australia Ltd. SELL 110.01 Ordinary Limited (848) (848) 6-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.60 Ordinary Limited 3,415 3,415 10-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.12 Ordinary Limited 2,448 2,448 10-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.12 Ordinary Limited 1,836 1,836 11-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.38 Ordinary Limited 1,836 1,836 11-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.38 Ordinary Limited 3,415 3,415 12-Jun-2025 Vanguard Investments Australia Ltd. BUY 107.58 Ordinary Limited 918 918 13-Jun-2025 Vanguard Investments Australia Ltd. BUY 106.38 Ordinary Limited 1,530 1,530 13-Jun-2025 Vanguard Investments Australia Ltd. BUY 106.38 Ordinary Limited 2,049 2,049 16-Jun-2025 Vanguard Investments Australia Ltd. BUY 107.11 Ordinary Limited 3,060 3,060 19-Jun-2025 Vanguard Investments Australia Ltd. BUY 103.55 Ordinary Limited 1,836 1,836 19-Jun-2025 Vanguard Investments Australia Ltd. BUY 103.55 Ordinary Limited 3,060 3,060 20-Jun-2025 Vanguard Investments Australia Ltd. SELL 102.17 Ordinary Limited (14,478) (14,478) 20-Jun-2025 Vanguard Investments Australia Ltd. SELL 102.17 Ordinary Limited (168,133) (168,133) 23-Jun-2025 Vanguard Investments Australia Ltd. BUY 101.83 Ordinary Limited 3,672 3,672 23-Jun-2025 Vanguard Investments Australia Ltd. BUY 101.83 Ordinary Limited 1,908 1,908 24-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.94 Ordinary Limited 2,544 2,544 24-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.94 Ordinary Limited 636 636 25-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.30 Ordinary Limited 3,180 3,180 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary Limited 3,050 3,050 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary Limited 3,180 3,180 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary Limited 5,088 5,088 27-Jun-2025 Vanguard Investments Australia Ltd. BUY 108.97 Ordinary Limited 3,185 3,185 30-Jun-2025 Vanguard Investments Australia Ltd. SELL 107.13 Ordinary Limited (38,815) (38,815) 1-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary Limited 621 621 1-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary Limited 4,347 4,347 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 1-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary Limited 3,105 3,105 3-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.25 Ordinary Limited 3,105 3,105 3-Jul-2025 Vanguard Investments Australia Ltd. BUY 42.96 Ordinary plc 2,298 2,298 4-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.80 Ordinary Limited 2,727 2,727 4-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.80 Ordinary Limited 4,545 4,545 7-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 3,105 3,105 7-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 3,726 3,726 8-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.19 Ordinary Limited 1,212 1,212 8-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.19 Ordinary Limited 4,545 4,545 9-Jul-2025 Vanguard Investments Australia Ltd. BUY 107.59 Ordinary Limited 1,863 1,863 10-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 4,545 4,545 10-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 3,105 3,105 Vanguard Personalized Indexing Management RECEIVE Ordinary plc 1,100 1,100 Vanguard Personalized Indexing Management RECEIVE Ordinary Limited 449 449 This is Annexure A of 11 pages referred to in Form 605, Notice of ceasing to be a substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 15 July 2025 # External Use Authorized